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EXHIBIT 11.1 Statement re computation of per share earnings

Pro forma earnings per share - basic, are based upon the Company's weighted average number of common shares outstanding. The shares issued to the former Empire stockholders in the merger, excluding the 3,824,511 contingent shares which were placed in escrow, were considered outstanding for all periods presented. The shares of the former Integrated shareholders were considered outstanding only from the September 17, 1999 merger date.

                                                   1999         1998

Pro forma net income                             $1,308,676    $1,571,912
                                                 ==========    ==========
Weighted average shares outstanding - basic       7,327,663     5,560,250
Shares issuable upon exercise of dilutive            28,522          ----
options
Less: shares assumed repurchased                      (206)          ----
                                                      -----          ----
Weighted average shares outstanding - diluted     7,356,186     5,560,250
                                                  =========     =========
Pro forma earnings per share -- basic                 $0.18         $0.28
Pro forma earnings per share - diluted                $0.18         $0.28